UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended: December 31, 2002.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                           to

Commission file number:  000-29961

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Sharing Plan for Employees of
Alliance Capital Management L.P.

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Capital Management Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Table of Contents

Independent Auditors’ Report

Financial Statements:

Statements of Net Assets Available for Plan Benefits – December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits For the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002

* Schedules required by Form 5500 that are not applicable have not been included

Consent of Independent Auditors

Certifications

Independent Auditors’ Report

The Committee of the Profit Sharing Plan for Employees of

  Alliance Capital Management L.P.:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Committee.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 27, 2003

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value (Note 4):
Alliance Mutual Funds and Alliance Off-shore Funds	$162,410,507	$185,729,602
Alliance Holding Units	8,496,011	17,291,618
Common stock	16,743,121	24,033,067
Participant loans	2,212,305	2,256,911

Total investments	189,861,944	229,311,198

Accrued dividends and interest receivable	7,360	10,362
Income tax refund receivable	57,727	105,153
Cash	994,027	1,679,309

Total assets	190,921,058	231,106,022

Net assets available for plan benefits	$190,921,058	$231,106,022

See Accompanying Notes to Financial Statements.

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Statements of Changes in Net Assets
Available for Plan Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Additions to (deductions from) net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note 4)	$(52,615,451)	$(40,879,415)
Dividends and interest	3,075,203	3,655,704

Total investment loss	(49,540,248)	(37,223,711)

Contributions:
Employer, net (Note 2)	12,375,792	13,751,776
Participant	7,605,535	6,847,934
Participant rollovers	1,105,643	1,726,584

Total contributions	21,086,970	22,326,294

Distributions to participants	(11,669,760)	(6,564,948)
Income taxes	(61,926)	(108,092)

Net decrease in net assets available for plan benefits	(40,184,964)	(21,570,457)

Net assets available for plan benefits:
Beginning of year	231,106,022	252,676,479

End of year	$190,921,058	$231,106,022

See Accompanying Notes to Financial Statements.

Profit Sharing Plan for Employees of
Alliance Capital Management L.P.

Notes to Financial Statements

December 31, 2002 and 2001

1.                          Plan Sponsor Reorganization and Bernstein Acquisition

Effective October 29, 1999, Alliance Capital Management Holding L.P., formerly known as Alliance Capital Management L.P. (“Alliance Holding”), reorganized by transferring its business to Alliance Capital Management L.P., a newly formed private partnership (the “Partnership”), in exchange for all of the units of the Partnership (the “Reorganization”).  The Partnership recorded the transferred assets and assumption of liabilities at the amounts reflected in Alliance Holding’s books and records on the date of transfer.  Since the Reorganization, the Partnership has conducted the diversified investment management services business formerly conducted by Alliance Holding, and Alliance Holding’s business has consisted of holding Partnership units and engaging in related activities.  Alliance Capital Management Corporation (the “Company”), an indirect wholly-owned subsidiary of AXA Financial, Inc. (“AXA Financial”), is the general partner of both Alliance Holding and the Partnership.  The Partnership is a registered investment adviser under the Investment Advisers Act of 1940.  Alliance Holding units are publicly traded on the New York Stock Exchange. The Partnership units do not trade publicly and are subject to significant restrictions on transfer.

In connection with the Reorganization, all employees of Alliance Holding became employees of the Partnership effective October 29, 1999 and the Partnership assumed sponsorship of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. previously sponsored by Alliance Holding.

On October 2, 2000, the Partnership acquired the business and assets of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. (“Bernstein”), and assumed the liabilities of Bernstein (“Bernstein Acquisition”).

Those employees who became employees of the Partnership as a result of the Bernstein Acquisition and were employed by Bernstein on September 29, 2000 are currently not eligible to participate in the Plan.

2.                          Description of Plan

General

The Profit Sharing Plan for Employees of Alliance Capital Management L.P. (the “Plan”) is a defined contribution plan covering most of the employees of the Partnership and certain of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is operated in accordance with the Plan Agreement by the Plan Administrator, which is appointed by the Board of Directors of the Company.

The following is a brief summary of the provisions of the Plan Agreement.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

Eligibility

Employees, other than those from the Bernstein Acquisition, are eligible to participate in the Partnership’s annual matching contribution and annual contribution commencing on the January 1 or July 1 following completion of one year of employment during which they work at least 1,000 hours, provided they have attained age 21.  Partnership contributions for a Plan year will be allocated to eligible participants provided they are employed by the Partnership, its subsidiaries or an Affiliate, as defined in the Plan, as of the last accounting date of such Plan year.

Employees, other than those from the Bernstein Acquisition, are eligible to make employee contributions beginning on the first day of the month following the later of the employee’s first regular payroll period or attainment of age 21.

Contributions

Participants may elect to contribute to the Plan from one to five percent of their annual salary on a pre-tax basis in the form of voluntary salary reductions up to $11,000 and $10,500 for 2002 and 2001, respectively.  The Partnership makes an annual matching contribution to the Plan in an amount determined by the Board of Directors of the Company prior to the close of each Plan year.  In 2002 and 2001, the matching contribution was equal to 100% of the aggregate match-eligible voluntary salary reductions made by participants under Section 401(k) of the Internal Revenue Code.  The Partnership may make an annual discretionary contribution to the Plan in an amount determined by the Board of Directors of the Company prior to the close of each Plan year.  For 2002 and 2001 the Partnership’s contribution amounted to 5% and 8%, respectively, of each eligible participant’s eligible earnings.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Partnership contributions and Plan earnings or losses. Allocations are based on each participant’s account balance or participant earnings, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are fully vested in their contributions and earnings thereon.  Partnership contributions and related earnings become 100% vested when a participant completes three years of service from the original date of hire.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce Partnership contributions.  For the years ended December 31, 2002 and 2001, Partnership contributions were reduced by $263,110 and $299,537, respectively, from forfeited nonvested accounts.

Distributions

Prior to 1987, participants were permitted to make voluntary, after-tax contributions to the Plan.  Such after-tax contributions may be withdrawn at the close of any calendar month.

Participants who terminate their employment with the Partnership may elect to receive a lump-sum payment equal to their vested account balance or installment payments.  Participants with vested account balances of  $5,000 or less as of the last day the participant is employed by the Partnership receive a lump-sum payment equal to their vested account balance.

Plan Investments

Under the terms of a trust agreement between the Partnership and the individuals designated as trustees of the Plan, the trustees manage a trust which holds the assets of the Plan.  Participants may direct the investment of their account balances in one or more registered open-end investment companies for which the Partnership serves as investment advisor (“Alliance Mutual Funds”), a pool of common stocks (“Special Equity”), Alliance Capital Management Holding L.P. Units (“Alliance Holding Units”) and the Alliance Hedge Fund option. The Alliance Hedge Fund option invests in off-shore mutual funds for which the Partnership serves as advisor (“Alliance Off-shore Funds”).  Investments in the Alliance Mutual Funds, the Alliance Off-shore Funds included in the Alliance Hedge Fund option and Alliance Holding Units are held by custodian banks; common stocks are held in custody by State Street Bank and Trust Company.

Administrative Expenses

Expenses for administering the Plan may be paid from Plan assets, unless paid by the Partnership.  The Partnership paid all 2002 and 2001 Plan administration expenses.

Plan Termination

Although it has not expressed any intent to do so, the Partnership has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in all employer contributions and earnings thereon.

Participant Loans

Each participant can borrow money in an amount up to 50% of the participant’s vested account balance, not to exceed $50,000.  All loans bear interest in accordance with the plan document.  All loans are secured by the participants’ account through an executed promissory note and are repaid by payroll deductions over a period not to exceed five years, or longer as determined by the Plan Administrator.

3.                          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Investments

The Plan’s investments are stated at fair value.  Shares of Alliance Mutual Funds, Alliance Off-shore Funds and Alliance Holding Units are valued at quoted market prices, which represent the net asset value of the shares. Common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. The net appreciation/depreciation in the fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions and Distributions

Partnership contributions are accrued and paid as of the last day of each Plan year.  Distributions to participants are recorded when paid.

Risks and Uncertainties

The Plan offers a number of investment options which consist of investments in a variety of  investment securities such as Alliance Mutual Funds, Alliance Off-shore Funds, Alliance Holding Units and Common Stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of Alliance Holding Units.

4.                          Investments

The following presents investments that represent 5% or more of the Plan’s net assets at the end of year 2002 and 2001:

	2002	2001
Alliance Government Reserves	$35,050,792	$32,928,462
Alliance Technology Fund	14,911,931	26,436,758
Alliance Premier Growth Institutional Fund	23,321,197	34,706,330
Alliance Quasar Institutional Fund	—	11,537,409
Alliance Holding Units	—	17,291,618

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value as follows:

	2002	2001
Mutual funds and offshore funds	$(39,679,578)	$(33,231,244)
Alliance Holding Units	(6,242,864)	(820,416)
Common stock	(6,693,009)	(6,827,755)

	$(52,615,451)	$(40,879,415)

5.                          Related Party Transactions

The Alliance Mutual Funds and Alliance Off-shore Funds receive investment advisory services pursuant to contracts with the Partnership under which the Partnership is paid investment advisory fees by the funds.

6.                          Income Taxes

The Internal Revenue Service has determined and informed the Partnership by letter dated March 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended subsequent to March 31, 1995 and the Partnership has filed for a new determination letter.  The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan, as a tax-exempt entity, is generally not subject to federal and state income taxes.  However, as a result of investments in Alliance Holding Units in 2002 and 2001, a portion of the Plan’s distributive share of taxable income from these investments constitutes “unrelated business taxable income” subjecting the Plan to federal and state income tax.  Any such federal and state income tax liability incurred by the Plan is charged proportionately against the accounts of each participant investing in Alliance Holding Units and, accordingly, reduces investment performance.

7.                          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements as of December 31, 2002 and  2001:

	As of December 31,
	2002	2001
Net assets available for plan benefits per the financial statements	$190,921,058	$231,106,022
Payable to terminated participants at December 31, 2002	(483,612)	(627,931)

Net assets available for plan benefits per Form 5500	$190,437,446	$230,478,091

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2002 and 2001:

	Year ended December 31,
	2002	2001
Distributions to participants per the financial statements	$11,669,760	$6,564,948
Payable to terminated participants at December 31, 2002	483,612	627,931

Distributions to participant per Form 5500	$12,153,372	$7,192,879

Amounts payable to terminated participants are recorded on the Form 5500 for benefit claims that had been processed and approved for payment prior to December 31, 2002, but were not yet paid as of that date.

8.                          Subsequent Event

Effective January 1, 2003, the maximum percentage of a participant’s compensation that may be deferred on a before-tax basis and contributed to the Plan will increase from 5% to 16% of base compensation for participants whose total 2002 payroll earnings are less than $225,000 and to a maximum of 6% of base compensation for participants whose total 2002 payroll earnings are $225,000 or more.

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issuer	Description	Current Value
	Alliance Mutual Funds, Alliance Off-shore Funds and Alliance Holding Units
*	Alliance Balanced Shares	Mutual funds; 294,167 shares	$3,880,061
*	Alliance Quasar Institutional Fund	Mutual funds; 1,369,371 shares	7,326,133
*	Alliance Government Reserves	Mutual funds; 35,050,792 shares	35,050,792
*	Alliance Bond Fund-U.S. Government Portfolio	Mutual funds; 1,278,113 shares	9,521,940
*	Alliance Technology Fund	Mutual funds; 381,085 shares	14,911,931
*	Alliance Premier Growth Institutional Fund	Mutual funds; 3,130,362 shares	23,321,197
*	Alliance Americas Government Income Trust	Mutual funds; 362,121 shares	2,552,957
*	The Alliance Mid-Cap Growth Fund	Mutual funds; 1,014,945 shares	3,379,767
*	Alliance Bernstein Real Estate Investment Institutional Fund	Mutual funds; 335,992 shares	2,661,062
*	Alliance Bond Fund - Corporate Bond Portfolio	Mutual funds; 427,005 shares	4,739,761
*	Alliance High Yield Fund	Mutual funds; 296,134 shares	1,602,086
*	Alliance Growth Investors Fund	Mutual funds; 91,918 shares	834,617
*	Alliance Conservative Investors Fund	Mutual funds; 81,796 shares	813,872
*	Alliance Growth Fund	Mutual funds; 222,462 shares	4,949,778
*	Alliance New Europe Fund	Mutual funds; 186,723 shares	2,117,439
*	Alliance Emerging Market Debt Fund	Mutual funds; 325,812 shares	2,137,329
*	Alliance U.S. Growth Opportunities Fund	Off-shore funds; 1,943 shares	2,203,216
*	ACM Technology Hedge Fund	Off-shore funds; 1,862 shares	2,350,190
*	Alliance Advanced Value Hedge Fund	Off-shore funds; 26,523 shares	2,224,479
*	ACM Research Fund	Off-shore funds; 1,353 shares	2,446,360
*	Alliance High Grade Strategy Fund	Off-shore funds; 2,159 shares	2,436,508
*	Alliance Growth & Income Fund	Mutual funds; 3,059,477 shares	7,985,235
*	Alliance All-Asia Investment Fund	Mutual funds; 448,021 shares	2,047,457
*	Alliance Global Strategic Income Trust	Mutual funds; 119,692 shares	974,293
*	Alliance Health Care Fund	Mutual funds; 304,893 shares	2,847,698
*	Alliance Select Investor Series Premier Portfolio	Mutual funds; 363,636 shares	2,512,724
*	Alliance International Premier Growth	Mutual funds; 71,920 shares	505,596
*	Alliance Bernstein Value Fund	Mutual funds; 427,670 shares	3,844,757
*	Alliance Bernstein Small Cap Value Fund	Mutual funds; 307,155 shares	3,320,344
*	Alliance Bernstein International Value Fund	Mutual funds; 631,749 shares	6,071,111
*	Alliance Bernstein Global Value Fund	Mutual funds; 75,465 shares	624,851
*	Alliance Dynamic Growth Fund	Mutual funds; 13,817 shares	144,255
*	AllianceBernstein US Large Cap Fund	Mutual funds; 7,343 shares	70,711
*	Alliance Holding Units	Alliance Holding Units; 274,065 shares	8,496,011

	Total Investments in Alliance Mutual Funds, Alliance Off-shore Funds and Alliance Holding Units		170,906,518

	Common Stock
	Affiliated Computer CL A	Common stock; 5,700 shares; cost at $264,012	300,105
	AMBAC Finl Group Inc.	Common stock; 6,800 shares; cost at $404,324	382,432
	Amerisourcebergen Corp.	Common stock; 5,050 shares; cost at $360,877	274,265
	American Int’l Group	Common stock; 10,800 shares; cost at $577,051	624,780
	American Standard Companies Inc.	Common stock; 4,450 shares; cost at $234,480	316,573
	Apache Corp.	Common stock; 1,600 shares; cost at $87,023	91,184
	Baker Hughes Inc.	Common stock; 5,400 shares; cost at $197,920	173,826
	Bank One Corp.	Common stock; 10,100 shares; cost at $343,987	369,155
	Boston Scientific Corp	Common stock; 3,700 shares; cost at $143,729	157,324
	Cardinal Health Inc.	Common stock; 10,450 shares; cost at $669,276	618,536
	Career Education Corporation	Common stock; 10,400 shares; cost at $310,793	416,000
	CDW Computer Centers, Inc.	Common stock; 10,800 shares; cost at $548,912	473,580
	Centex Corp.	Common stock; 3,100 shares; cost at $143,348	155,620

PROFIT SHARING PLAN FOR EMPLOYEES OF
ALLIANCE CAPITAL MANAGEMENT L.P.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description	Current Value
Cisco Systems Inc.	Common stock; 22,380 shares; cost at $622,397	$293,178
Citigroup Inc.	Common stock; 23,826 shares; cost at $489,317	838,437
Comcast Corp. CL A SPL (K)	Common stock; 23,700 shares; cost at $719,866	535,384
Cox Communications CL A	Common stock; 4,500 shares; cost at $143,226	127,800
Danaher Corp.	Common stock; 7,750 shares; cost at $445,732	509,175
D. R. Horton Inc.	Common stock; 4,850 shares; cost at $91,348	84,147
Dell Computer Corp.	Common stock; 11,040 shares; cost at $297,808	295,209
Ebay, Inc.	Common stock; 5,825 shares; cost at $335,571	395,051
Education Management Corp.	Common stock; 2,500 shares; cost at $93,357	94,000
Express Scripts Inc.	Common stock; 10,400 shares; cost at $517,979	499,616
Fiserv Inc.	Common stock; 10,000 shares; cost at $374,863	339,500
Flextronics International Ltd.	Common stock; 29,000 shares; cost at $792,838	237,510
Forest Labs, Inc.	Common stock; 4,000 shares; cost at $294,268	392,880
Harley Davidson Inc.	Common stock; 16,400 shares; cost at $383,240	757,681
Health Management Associates	Common stock; 33,700 shares; cost at $565,853	603,230
Iron Mountain, Inc.	Common stock; 6,800 shares; cost at $175,774	224,468
ITT Industries, Inc.	Common stock; 4,400 shares; cost at $287,275	267,036
Jacobs Engineering Group Inc.	Common stock; 10,200 shares; cost at $335,329	363,120
Juniper Networks Inc.	Common stock; 21,300 shares; cost at $165,785	144,840
Kohls Corp.	Common stock; 12,075 shares; cost at $334,729	675,596
L - 3 Communications Holdings	Common stock; 1,900 shares; cost at $115,709	85,329
Legg Mason Inc.	Common stock; 10,800 shares; cost at $529,161	524,232
Maxim Integrated Products, Inc.	Common stock; 3,500 shares; cost at $174,551	115,640
MBNA Corp.	Common stock; 26,000 shares; cost at $470,742	494,520
Mercury Interactive Corp.	Common stock; 4,450 shares; cost at $324,580	131,942
Microsoft Corp.	Common stock; 1,700 shares; cost at $90,144	87,890
Morgan Stanley	Common stock; 1,200 shares; cost at $52,061	47,904
Newell Rubbermaid, Inc.	Common stock; 10,980 shares; cost at $351,328	333,023
NVR Inc.	Common stock; 450 shares; cost at $79,051	146,925
Patterson Dental, Co.	Common stock; 5,300 shares; cost at $213,579	231,822
Peoplesoft Inc.	Common stock; 8,000 shares; cost at $192,849	146,400
SLM Corp.	Common stock; 750 shares; cost at $76,892	77,895
Southwest Airlines CO.	Common stock; 23,100 shares; cost at $420,623	321,090
St. Jude Med, Inc.	Common stock; 1,500 shares; cost at $52,849	59,580
Stryker Corp.	Common stock; 7,400 shares; cost at $239,134	496,688
Veritas Software Corp.	Common stock; 15,100 shares; cost at $875,838	235,862
Viacom Inc. NON Voting	Common stock; 9,980 shares; cost at $424,070	406,784
Willis Group Holdings, Ltd.	Common stock; 12,000 shares; cost at $356,717	344,040
Wellpoint Health Networks	Common stock; 3,550 shares; cost at $212,628	252,618
Weatherford International	Common stock; 4,300 shares; cost at $206,521	171,699

Total Common Stocks		16,743,121

* Participant loans	163 loans with interest rates ranging from 2.93% to 10.00%	2,212,305

Total Investments		$189,861,944

* Party-in-interest as defined by ERISA

See Accompanying Independent Auditors’ Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan for Employees of Alliance Capital Management L.P.

Date: June 27, 2003	BY:	Alliance Capital Management L.P.

	BY:	/s/ ROBERT H. JOSEPH, JR.
Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
Alliance Capital Management Corporation, General Partner